June 7, 2025

Betsy Cohen
Chief Executive Officer
Cohen Circle Aqusition Corp. II
2929 Arch Street, Suite 1703
Philadelphia, PA 19104

       Re: Cohen Circle Aqusition Corp. II
           Registration Statement on Form S-1
           Filed May 23, 2025
           File No. 333-287538
Dear Betsy Cohen:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Any references to prior comments are to comments in our May 15, 2025 letter.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
Cover Page

1. We note your response to prior comment 1. We note your disclosure in paragraph 8
       that    The Class B ordinary shares will automatically convert into
Class A ordinary
       shares in connection with the consummation of our initial business
combination    .
       We also note your statement that    If we increase or decrease the size
of the offering,
       we will effect a share capitalization or a share repurchase or redemption or other appropriate mechanism, as applicable, with respect to our Class B ordinary shares immediately prior to the consummation of the offering in such amount as to maintain the ownership of founder shares by our sponsor, on an as-converted basis, at 25% of our issued and outstanding ordinary shares upon the consummation of this offering.
       This statement appears to indicate that it is possible that all Class B shares may be converted to Class A shares prior to the initial business combination upon consummation of the offering. Supplementally advise us whether the Class B shares
 June 7, 2025
Page 2

       will be converted to Class A shares prior to the initial business combination.
Risk Factors, page 47

2. We note your forum provision in clause 52 of your Amended and Restated Memorandum and Articles of Association. Please add risk factor disclosure to address
       the risks of this provision and also revise your disclosure in your section "Description of Securities" section starting on page 171 to disclose this provision. Proposed Business
Sponsor Information, page 117

3. We note your response to prior comment 9. We note you disclosed that "R. Maxwell
       Smeal, our Chief Financial Officer, and Amanda Abrams, our Vice Chairman, serve as officers of our sponsor and will participate in the direction and management of our company." Please disclose if they will own direct or indirect material interests in your sponsor and clarify the nature and amount of their interests, as required by Item
       1603(a)(7) of Regulation S-K.
Underwriting, page 201

4. We were not able to locate your response to prior comment 11 and reissue. We note your disclosure that, with respect to 75% of the deferred underwriting commission, you have sole discretion as to whether to pay this amount. Please clarify what factors the company and the sponsor will consider in determining whether to use discretion either to pay this amount or not pay the remainder of the deferred payment.
       Additionally, please clarify why the underwriters have agreed to potentially give up
       75% of the deferred compensation.
Information not Required in Prospectus
Item 16. Exhibits and Financial Statement Schedules.
Exhibit 10.2, page II-2

5. We note that clause 1 of the letter agreement states: "The Sponsors and each Insider agrees with the Company that if the Company seeks shareholder approval of a proposed Business Combination, then in connection with such proposed Business
       Combination, it, he or she shall (i) vote any Shares owned by it, him or her in favor of any proposed Business Combination." However, we note your disclosure on page 18 and elsewhere carves out "public shares such parties may purchase in compliance with the requirements of Rule 14e-5 under the Exchange Act." Please advise or revise as appropriate.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 June 7, 2025
Page 3

       Please contact Eric McPhee at 202-551-3693 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or David Link at 202-551-3356 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:   Mark E. Rosenstein, Esq.